CONNER & WINTERS

TULSA		ATTORNEYS & COUNSELORS AT LAW	William G. von Glahn	Vicki Bronson*
Henry G. Will	Nancy E. Vaughn	Conner & Winters, LLP	Bob F. McCoy	Todd P. Lewis*
Joseph J. McCain, Jr.	Gregory D. Renberg	3700 First Place Tower	John E. Barry	P. Joshua Wisley
Lynnwood R. Moore, Jr.	Mark D. Berman	15 East Fifth Street	James R. Ryan
Robert A. Curry	Katherine G. Coyle	Tulsa, Oklahoma 74103-4344	Russell H. Harbaugh, Jr.	Charles E. Scharlau*
Steven W. McGrath	Beverly K. Smith	918-586-5711	David O. Cordell
D. Richard Funk	Melodie Freeman-Burney	Fax 918-586-8982	OKLAHOMA CITY	WASHINGTON, D.C.
Randolph L. Jones, Jr.	R. Richard Love, III	www.cwlaw.com	Irwin H. Steinhorn	G. Daniel Miller*
J. Ronald Petrikin	Robert D. James		John W. Funk
Larry B. Lipe	Stephen R. Ward	Writer’s Direct Number	Jared D. Giddens	Henry Rose*
James E. Green, Jr.	Jeffrey R. Schoborg	918-586-5691	Kiran A. Phansalkar	Erica L. Summers*
Martin R. Wing	Anne B. Sublett	Writer’s Fax Number	Mitchell D. Blackburn	HOUSTON, TEXAS
John W. Ingraham	J. Ryan Sacra	918-586-8691	Mark H. Bennett
Andrew R. Turner	Jason S. Taylor	Writer’s E-mail Address	Bryan J. Wells	Pamela H. Stabler*
Gentra Abbey Sorem	Katy Day Inhofe	lmoore@cwlaw.com	Laura McCasland Holbrook
R. Kevin Redwine	Stephan A. Wangsgard		John E. Gatliff II	JACKSON, WYOMING
Tony W. Haynie	Julia Forrester-Sellers		J. Dillon Curran
Bruce W. Freeman	Melinda L. Kirk		William M. Lewis	Randolph L. Jones, Jr.
David R. Cordell	P. Bradley Bendure		L. Belynn Whatley
John N. Hove	Kathryn J. Kindell			SANTA FE, NEW MEXICO
C. Raymond Patton, Jr.	Amy M. Santee		Peter B. Bradford
Paul E. Braden	Cara M. Hair		Shelia L. Darling	Douglas M. Rather
Robert J. Melgaard	Alissa A. Hurley
P. Scott Hathaway	Heather Holt Bilderback		NORTHWEST ARKANSAS	Benjamin C. Conner
Lawrence A. Hall	Debra R. Stockton		John R. Elrod*	1879-1963
Timothy T. Trump	Shelley L. Carter		Greg S. Scharlau	John M. Winters, Jr.
Mark E. Dreyer	Jed W. Isbell		Terri Dill Chadick	1901-1989
*Not Admitted in Oklahoma

May 13, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Jameson Inns, Inc.
Amendment No. 4 to Registration Statement on Form S-3
File No. 333-119016

Ladies and Gentlemen:

On behalf of Jameson Inns, Inc., submitted herewith for filing with your office under the Securities Act of 1933, as amended, and Regulation S-T promulgated thereunder, is Amendment No. 4 to Registration Statement on Form S-3 including exhibits, covering 3,000,000 shares of common stock of the Company to be offered in connection with the Jameson Inns, Inc. Stock Awards Program which is described in the Registration Statement. Amendment No. 4 has been marked to indicate the changes made since the filing of Amendment No. 3. Also submitted herewith is our letter in response to the letters from Karen Garnett dated April 25, 2005 and April 26, 2005. We are providing supplementally a revised draft of the enrollment form to be used to enroll participants in the Program.

May 13, 2005

If you have any questions, please do not hesitate to call me at (918) 586-5691 or Katy Inhofe at (918) 586-8543.

Yours very truly,

/s/ Lynnwood R. Moore, Jr.
Lynnwood R. Moore, Jr.

Enclosures

Steven A. Curlee,

Jameson Inns, Inc.

CONNER & WINTERS

TULSA		ATTORNEYS & COUNSELORS AT LAW	William G. von Glahn	Vicki Bronson*
Henry G. Will	Nancy E. Vaughn	Conner & Winters, LLP	Bob F. McCoy	Todd P. Lewis*
Joseph J. McCain, Jr.	Gregory D. Renberg	3700 First Place Tower	John E. Barry	P. Joshua Wisley
Lynnwood R. Moore, Jr.	Mark D. Berman	15 East Fifth Street	James R. Ryan
Robert A. Curry	Katherine G. Coyle	Tulsa, Oklahoma 74103-4344	Russell H. Harbaugh, Jr.	Charles E. Scharlau*
Steven W. McGrath	Beverly K. Smith	918-586-5711	David O. Cordell
D. Richard Funk	Melodie Freeman-Burney	Fax 918-586-8982	OKLAHOMA CITY	WASHINGTON, D.C.
Randolph L. Jones, Jr.	R. Richard Love, III	www.cwlaw.com	Irwin H. Steinhorn	G. Daniel Miller*
J. Ronald Petrikin	Robert D. James		John W. Funk
Larry B. Lipe	Stephen R. Ward	Writer’s Direct Number	Jared D. Giddens	Henry Rose*
James E. Green, Jr.	Jeffrey R. Schoborg	918-586-5691	Kiran A. Phansalkar	Erica L. Summers*
Martin R. Wing	Anne B. Sublett	Writer’s Fax Number	Mitchell D. Blackburn	HOUSTON, TEXAS
John W. Ingraham	J. Ryan Sacra	918-586-8691	Mark H. Bennett
Andrew R. Turner	Jason S. Taylor	Writer’s E-mail Address	Bryan J. Wells	Pamela H. Stabler*
Gentra Abbey Sorem	Katy Day Inhofe	lmoore@cwlaw.com	Laura McCasland Holbrook
R. Kevin Redwine	Stephan A. Wangsgard		John E. Gatliff II	JACKSON, WYOMING
Tony W. Haynie	Julia Forrester-Sellers		J. Dillon Curran
Bruce W. Freeman	Melinda L. Kirk		William M. Lewis	Randolph L. Jones, Jr.
David R. Cordell	P. Bradley Bendure		L. Belynn Whatley
John N. Hove	Kathryn J. Kindell			SANTA FE, NEW MEXICO
C. Raymond Patton, Jr.	Amy M. Santee		Peter B. Bradford
Paul E. Braden	Cara M. Hair		Shelia L. Darling	Douglas M. Rather
Robert J. Melgaard	Alissa A. Hurley
P. Scott Hathaway	Heather Holt Bilderback		NORTHWEST ARKANSAS	Benjamin C. Conner
Lawrence A. Hall	Debra R. Stockton		John R. Elrod*	1879-1963
Timothy T. Trump	Shelley L. Carter		Greg S. Scharlau	John M. Winters, Jr.
Mark E. Dreyer	Jed W. Isbell		Terri Dill Chadick	1901-1989
*Not Admitted in Oklahoma

May 13, 2005

Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Jameson Inns, Inc.
Amendment No. 3 to Form S-3 filed April 13, 2005
File No. 333-119016

Dear Ms. Garnett:

In connection with your review of the captioned filing, we offer the following responses to the comments and requests contained in your April 25, 2005 and April 26, 2005 letters to Thomas W. Kitchin of Jameson Inns, Inc. (the “Company”). To facilitate your review of our responses, we have restated each of your comments followed by our response. In addition, the response to each of the comments is numbered to correspond to those numbers used in your letters (except as otherwise noted, all page references in the responses below refer to that page in the applicable prospectus which is included as Part I of Amendment No. 4 to the Registration Statement).

CONNER & WINTERS

Karen J. Garnett

May 13, 2005

In response to your April 25, 2005 letter we offer the following:

General

Comment No. 1:

The Division of Market Regulation is continuing to review your responses and may have additional comments.

It is our assumption (although not specifically stated in the letter) that the letter dated April 26, 2005 sets forth the comments from the Division of Market Regulation. Our response to that letter follows this discussion of the April 25, 2005 letter.

Comment No. 2:

We note disclosure on page 2 indicating that you recently completed a private offering of $26,250,000 of trust preferred securities. Supplementally, please discuss why the private offering should not be integrated with the public offering you are registering on this Form S-3.

The simple response to your comment is that the private offering of Trust Preferred Securities should not be integrated with the offering which is the subject of this registration statement because the two offerings involve totally different (i) plans of financing, (ii) classes of stock, (iii) types of consideration, (iv) purposes and (v) timing. This is clearly apparent from the Current Report on Form 8-K the Company filed on March 17, 2005 reporting the issuance of the Trust Preferred Securities and the description of the Jameson Stock Awards Program offering in the prospectuses.

On February 24, 2005, the Company formed Jameson Inns Financing Trust I, a statutory business trust created under the laws of the State of Delaware (the “Trust”). On March 15, 2005, the Trust sold to an accredited investor as defined in Rule 501(a) of the Securities Act of 1933, as amended (the “1933 Act”), $26,250,000 of its Trust Preferred Securities (liquidation amount $1,000 per Preferred Security). As a private placement, the transaction is exempt from registration under 4(2) of the 1933 Act.

The proceeds of the issuance, together with the proceeds of the purchase by the Company of $812,000 of Jameson Inns Financing Trust I’s common securities (liquidation amount $1,000 per common security) were used to purchase $27,062,000 principal amount of the Company’s Junior Subordinated Note. The Company used the proceeds from the Junior Subordinated Note to retire debt and for general corporate purposes.

The question of whether a private offering should be integrated into a public offering is analyzed based on five factors listed by the Commission in Release 33-4552 and in Rule 502(a). The offerings are to be integrated if (1) the different offerings are part of a single plan of financing, (2) the offerings involve issuance of the same class of security, (3) the offerings are made at or about the same time, (4) the same type of consideration is to be received, and (5) the

CONNER & WINTERS

Karen J. Garnett

May 13, 2005

offerings are made for the same general purpose. In its no-action letter to Sonnenblick, Parker & Selvers (January 1, 1986), the Commission indicated that the most important factors are the plan of financing and the offering purpose. A review of the Company’s description of the issuance of the Trust Preferred Securities contained in its Current Report on Form 8-K filed on March 13, 2005 with this public offering as described in the prospectus makes it very clear that these offerings should not be integrated.

The offerings are clearly parts of different plans of financing. The issuance of Trust Preferred Securities raised $26,250,000 to retire existing debt. The issuances of shares under the Program are not intended to be financing transactions. The Frequent Guest Loyalty Program will not raise any new capital. Further, even if the majority of shares of common stock to be registered are issued under the Direct Stock Purchase Program, the Company will not raise a substantial amount of capital. Any such proceeds will be used for general corporate purposes. The plan under the Program is not to raise capital; it is to encourage guest loyalty.

In addition to not being the part of the same plan of financing, the offerings are clearly not made for the same purpose. The purpose of the issuance of the Trust Preferred Securities, which was made to one investor, was to raise funds to retire existing debt. The purpose of the Frequent Guest Loyalty Program, which will include issuance of small amounts of common stock to a large number of investors, is to provide participants with an equity interest to encourage them to stay at the Company’s hotels and to reward them for their loyalty. The Direct Stock Purchase Plan has the same goals as the Frequent Guest Loyalty Program in that it allows participants in the Program to make additional purchases of Company common stock to further encourage loyalty to the Company’s brands. While capital may be raised under the Direct Stock Purchase Program, it is not the purpose of the program.

The examination of the different purposes of the offerings by the Company is analogous to the analysis of the differing purposes in securities offerings to employees in a private placement while conducting an offering to raise capital. In Royal LePage Limited (available June 16, 1986) and Bridge Information Systems, Incorporated (available October 28, 1987), the Commission concluded that offerings to employees as employment incentives will not be integrated with sales to outside investors for the purposes of raising capital since the two types of sales are for different purposes. Similarly, the offering of the Trust Preferred Securities to raise capital should not be integrated with the common stock to be issued to engender guest loyalty under the Program because the purposes are different.

In addition to having different plans of financing and different purposes, the offerings do not involve the issuance of the same class of security. In the private placement, the Trust issued Trust Preferred Securities, which are in the nature of unsecured debt securities. Under the Program, the security to be issued is the Company’s common stock. Moreover, the Trust

CONNER & WINTERS

Karen J. Garnett

May 13, 2005

Preferred Securities are not convertible into common stock of the Company. Clearly, these are different classes of securities.

Furthermore, the offerings have not been made at or about the same time. The Company originally filed its Registration Statement on Form S-3 on September 15, 2004, six months before the issuance of the Trust Preferred Securities on March 15, 2005. The safe harbor period under Rule 502(a) of the 1933 Act is six months. While Rule 502(a) is not applicable here, the six month period provides guidance. If the Registration Statement had gone effective shortly after the initial filing, the period between the offerings would be very close to six months. Nevertheless, because of the delay in the public offering, even if the Company had planned to make the offerings concurrent, any intent (which was not the case) to make the offerings concurrent has been negated.

Finally, the types of consideration are not the same in the offering of the Trust Preferred Securities, for which the Trust received cash consideration and then loaned the funds to the Company pursuant to a Note, and the offering of common stock under the Frequent Guest Loyalty Program, for which the consideration will be stays at the Company’s hotels. While the consideration in the offering of the Trust Preferred Securities and the issuance of common stock under the Direct Stock Purchase Plan will both be cash, the real consideration to the Company under the Direct Stock Purchase Plan is the loyalty of participants in the Program.

Because the plan of financing and purpose of the offerings, the two most important factors for integration, are not applicable to the Company’s offerings, and since the securities being issued are different classes, the timing is not concurrent and the consideration is not the same, the two offerings should not be integrated.

Comment No. 3:

We note your response to our comment 2 from our letter dated January 28, 2005 and reissue that portion of the comment relating to the electronic delivery of a prospectus if an email is returned. In order to fulfill your delivery obligations you must mail paper copies of the offering documents to participants when electronic delivery fails. As such, please supplementally confirm that you will mail paper copies of offering documents to participants when electronic delivery fails. Please revise your prospectus accordingly.

The Company has indicated that it will revise its proposed procedure to address failed e-mails. It confirms that if an e-mail delivery of a prospectus fails, it will mail paper copies of the offering documents to the participants to whom the failed e-mails were addressed. The disclosures on pages 4, 19 and 23 of the Frequent Guest Loyalty Program prospectus and pages

CONNER & WINTERS

Karen J. Garnett

May 13, 2005

4, 18 and 20 of the Direct Stock Purchase Program prospectus have been revised to clarify this procedure.

Cover Page

Comment No. 4:

We note your statement on the front cover page of the Frequent Guest Loyalty Program prospectus that “enrolling participants must consent to electronic delivery of this prospectus, the prospectus for the Direct Stock Purchase Program, all prospectus amendments and supplements, confirmations and other information relating to this offering.” You also state that by enrolling, participants consent to the electronic delivery of annual reports, proxy statements, communications and other materials, “but that consent may be revoked at anytime.” Please revise to clarify that participants may not revoke consent for the offering documents.

The front cover page of the Frequent Guest Loyalty Program prospectus has been revised to clarify that participants may not revoke consent to electronic delivery of offering materials.

Information about the Program, page 14

Comment No. 5:

Please revise your prospectus to include a Q & A that describes the procedures for revoking consent to electronic delivery of Shareholder Materials.

The Frequent Guest Loyalty Program prospectus has been revised at page 20 and the Direct Stock Purchase Program has been revised at page 19 to add Question 13 describing procedures to revoke consent to electronic delivery of shareholder materials.

Enrollment Form

Comment No. 6:

We note your response to comment 9 from our letter dated January 28, 2005. Supplementally, please tell us how you determined the criteria you will use to evaluate the suitability of potential participants. Indicate whether you or Brinson Patrick Securities Corporation set the criteria and describe the basis for the criteria you selected. Further, tell us

CONNER & WINTERS

Karen J. Garnett

May 13, 2005

whether those standards will also reflect state suitability standards, NASD suitability standards and those established by Commission case law.

The eligibility criteria for Program participation for the participants were established by Brinson Patrick and its counsel after consultation with officers of the Company. The criteria were developed in an effort to establish minimum financial and experience requirements for the participants to ensure that the stock awards received by them would have a realizable value to them. At the request of Brinson Patrick and its counsel, the enrollment form has been expanded to solicit the type of information referred to in Rule 17a-3(a)(17) and required by NASD Marketplace Rule 2310. A copy of the complete revised enrollment form is being submitted supplementally.

The suitability doctrine only applies to broker-dealers and it applies only when they make a recommendation to a customer. The suitability doctrine is embodied in NASD Marketplace Rule 23101. It has also surfaced in the case law relating to Rules 10b-5 and 15c1-2 and state common law (which is premised primarily on theories of negligence or breach of fiduciary duty).

Counsel for Brinson Patrick and we believe that suitability should not be an issue because, in its limited role, Brinson Patrick will not be making “recommendations” regarding participation in the Program. However, without conceding a contrary position, we believe that it is clear that Brinson Patrick will be complying with all suitability determination requirements that would be applicable in this situation if it were making recommendations to participants.

Suitability determination is a process of considering whether a particular investment that is being recommended to a customer is suitable for the customer in light of his financial and tax

[1]	This rule provides as follows:

2310. Recommendations to Customers (Suitability)

(a) In recommending to a customer the purchase, sale or exchange of any security, a member shall have reasonable grounds for believing that the recommendation is suitable for such customer upon the basis of the facts, if any, disclosed by such customer as to his other security holdings and as to his financial situation and needs.

(b) Prior to the execution of a transaction recommended to a non-institutional customer, other than transactions with customers where investments are limited to money market mutual funds, a member shall make reasonable efforts to obtain information concerning:

(1) the customer’s financial status;

(2) the customer’s tax status;

(3) the customer’s investment objectives; and

(4) such other information used or considered to be reasonable by such member or registered representative in making recommendations to the customer.

(c) For purposes of this Rule, the term “non-institutional customer” shall mean a customer that does not qualify as an “institutional account” under Rule 3110(c)(4).

CONNER & WINTERS

Karen J. Garnett

May 13, 2005

status and investment objectives. In making any recommendation, a broker-dealer, must obviously consider the type of security and the terms of investment.

The terms and descriptions of the Program contained in the Jameson Stock Awards Program prospectus make it clear that participants will have no capital at risk by virtue of their participation. The stock will not be issued in lieu of a reduced room rate or for any other consideration other than simply staying in participating hotels. Guests who are not participants will pay the same room rates as participants. The Company’s stock is qualified for trading on the Nasdaq National Market. If the proceeds for the sale of a participant’s shares are less than the costs and fees for the sale, a participant is not obligated to pay any amount to cover the deficiency. Thus a participant does not risk losing any money in the Program. In addition, the actual annual dollar value of the awards under the Jameson plan or the plan of any competitor will be small for most guests.

In light of the extremely low-risk nature of this “investment,” Brinson Patrick believes that participation in the Program will be a suitable investment for virtually all persons who are patrons of the Company’s hotels, regardless of their financial and tax status and investment objectives. The eligibility standards have been established to assure that the participants will be able to realize the value of the awards as a practical matter and are more than adequate for the purpose of making any suitability determinations that Brinson Patrick might be technically required to make under the applicable rules, regulations and laws. Brinson Patrick will not make recommendations to any participants regarding other investments or even cash investments in Jameson stock.

The prospectus contains a full, fair and complete disclosure of the terms of the Program, the material facts regarding the Company and the risks of participating in the Program. There are no misstatements or omissions of material facts in Brinson Patrick’s “recommendation” of the Program to the participants (to the extent there is any such recommendation). Thus, there is no violation of the suitability doctrine as it has been implemented by case law through Rule 10b-5 or Rule 15c1-2. According to Professor Poser2, the deception required for a Rule 10b-5 violation of the suitability doctrine may be supplied on the basis of one of two theories:

(1)	that the broker misrepresented to his customer that the recommended security was suitable or failed to disclose to the customer that the recommendation was unsuitable; or

(2)	that the broker engaged in fraud by his conduct, because recommending an unsuitable investment is inherently deceptive.

2 See Poser, Regulation of Broker-Dealers, Third Edition, Aspen Law & Business, §3.03[B] at pp. 3-92—3.92.1.

CONNER & WINTERS

Karen J. Garnett

May 13, 2005

There is absolutely nothing to indicate that the Agent’s participation in the Program would create any material risk or likelihood that there could be such a violation3.

As to the application of the suitability doctrine under state common law, an analysis of the Program and its objectives does not establish any reasonable possibility that the Agent’s participation in the Program under its current terms would result in recommendations of unsuitable investments for the participants, under either a negligence theory or a breach of fiduciary duty theory.

In conclusion, it is abundantly clear that the enrollment process that will be implemented for participants in the Program will be sufficient for Brinson Patrick, to the extent it may be required to do so, to comply with the obligations it may have under the NASD, state and federal rules and case law addressing the suitability doctrine.

Comment No. 7:

We note your response to comment 6 from our letter dated April 7, 2005. In our comment, we intended to suggest that consent to electronic delivery of the shareholder materials should not be a condition to participation in the offering. Please revise the second column of the enrollment form to eliminate this as a condition to participation in the offering. You may, however, include a separate item allowing participants to consent to electronic delivery of the shareholder materials. Similarly, please revise the first column to eliminate the statement that by enrolling in the program, the participant automatically consents to electronic delivery of the shareholder materials. Shareholders must have the opportunity to separately consent to electronic delivery of the offering materials and electronic delivery of the shareholder materials. Provide conforming changes in the prospectus.

A copy of the current draft of the proposed enrollment form is being submitted supplementally. This draft has been revised to delete the language requiring electronic delivery of shareholder materials as a condition to participation in the offering. We have added language to include a separate item allowing participants to consent to electronic delivery of the

[3]	The Second Circuit held in the case of Ventimiglia v. Gruntal & Co.,991 F.2d 1020 (2d Cir. 1993) that to establish a Rule 10b-5 claim based on an unsuitable recommendation, the plaintiff must prove:

1. that the recommended securities were unsuited to the investor’s needs;

2. that the defendant knew or reasonably believed that the securities were unsuitable;

3. that the defendant recommended the securities anyway;

4. that the defendant, with scienter, made material misrepresentations; and

5. that the plaintiff justifiably relied to his detriment on the defendant’s fraudulent conduct.

See also the recently reported case of Louros v. Kreicas, ¶93,233 (SDNY 2005) and the additional cases cited in that opinion..

CONNER & WINTERS

Karen J. Garnett

May 13, 2005

shareholder materials. The Frequent Guest Loyalty Program prospectus has been revised on the cover page and on page 23 to reflect this change.

Comment No. 8:

We note your response to comment 7 from our letter dated April 7, 2005. Please omit similar language in the left column indicating that the investor has “had an opportunity to read” the prospectuses. Such language is not appropriate because it could be viewed as a waiver of the investor’s rights under the federal securities laws.

The proposed enrollment form has been revised to delete the phrase “had an opportunity to read.”

In response to your April 26, 2005 letter, we offer the following:

General

Neither the Commission nor its staff has stated that a non-bank transfer agent may administer a direct stock purchase program without registering as a broker-dealer. As a result, the Direct Stock Purchase Program Administrator may be acting as an unregistered broker-dealer.

It should be noted that the Direct Stock Purchase Program and the Program Administrator’s role with respect to it have been clearly described in the prospectus since the original filing of the registration statement in September of 2004. There have been three amendments to the registration statement and six comment letters received from you. The sixth letter, dated April 26, 2005, is the first time this comment has been raised. It is understood that this is a unique program in certain respects and that, as such, it may warrant a more thorough review than is typical. The Company and we expected and even welcomed a thorough review. However, all things considered, this certainly seems to be late in the review process to be raising this issue.

The first sentence of the comment is extremely open ended. An equally open-ended response is that, so far as we can determine, neither the Commission nor its staff has officially stated that a non-bank transfer agent may not administer a direct stock purchase program without registering as a broker-dealer. As we have discussed in several telephone conversations with you and Mr. Shady, there are a number of non-bank transfer agents which are not registered broker-dealers but which are administering hundreds of direct stock purchase programs such as the one

CONNER & WINTERS

Karen J. Garnett

May 13, 2005

included in the Jameson Stock Awards Program. Many, if not most, of these programs are public offerings registered under the Securities Act of 1933, as amended, and involve original issue shares (as opposed to shares purchased on the open market). Clearly, this is a practice that is being permitted currently.

The administrators of these programs, including the Program Administrator of the Jameson Program, do not engage in broker-dealer type activities4. They do not provide recommendations or advice regarding investments. They do not purchase shares on the open market. If shares they hold for participants are to be sold into the open market, registered broker-dealers are used. They neither produce nor provide market research. The primary function of each is to simply act as agent for the participants in transferring their funds to the Company to purchase shares under the direct stock purchase program, to issue the shares in book entry form for the benefit of the participants and to hold record title to those shares. They are not involved in the investment decisions in any respect. Their compensation is not transaction based (there is a charge per transaction but it does not depend on either the number of shares or the value of those shares). The administrators do not advertise for or actively seek out investors and do not get involved in negotiations for the purchase or sale of securities. No “customer” funds are held by the administrators except for those amounts submitted by participants to make direct purchases, and those amounts are transferred to the issuers each month in connection with the issuance of the shares to the participants’ accounts.

These are very common activities being performed by a number of companies for hundreds of programs. These activities are not substantially different from the duties and functions performed as transfer agents, except, perhaps, for the temporary holding of the funds to be applied to the direct stock purchases. These types of programs have been carried on for a number of years. We are certainly not aware of any problems or abuses that may have resulted from these activities by these transfer agents. We are also not aware of any concerns heretofore voiced by the staff or the Commission about these situations notwithstanding their long-time presence and their prevalence in the marketplace.

We understand that this issue is currently being considered by the Division of Market Regulation and that there are conflicting views within the division on it. If there is to be a change in the currently permitted practice, it will have to be pursuant to a rule-making procedure that could take months or years. As a practical matter, there must first be a consensus within the division before any new rule proposals can be published. Only then can the process of publishing a proposed rule, soliciting and considering comments and adopting of a final rule take place. It would certainly be unfair and arbitrary if this registration were delayed or deferred in any respect due to this issue in light of the current situation.

[4]	See Poser, Regulation of Broker-Dealers, Third Edition, Aspen Law & Business, §14.01[A] at p. 14-5.

CONNER & WINTERS

Karen J. Garnett

May 13, 2005

We would appreciate your earliest possible review of Amendment No. 4 to the Registration Statement and this letter in response to your comments. The Company would like to be in a position to request acceleration of the effectiveness of the Registration Statement not later than May 17, 2005, if practicable. To expedite the conveyance of additional comments, please feel free to call me at (918) 586-5691 or Katy Inhofe at this firm at (918) 586-8543 at any time.

Yours very truly,

/s/ Lynnwood R. Moore, Jr.
Lynnwood R. Moore, Jr.

LRM

cc:	Jameson Inns, Inc.
Jeffrey A. Shady